ARLS
P.G 12/31/01

Winner
American Society on Aging
2001 Business of the Year Award

Lifeline® Systems Inc

2001 Annual Report

Mission Statement

"To be the North American leader in providing caring, Personal Response and Support Services, to our customers who are primarily at-risk seniors, focusing on quality, innovation and growth."

Programs Across North America



Centrally Monitored Subscriber Growth
(in thousands)


278
314
344
1999
2000
2001

Total Revenues
(in millions)
☐ Product
☐ Service
☐ Other


$70.3
$81.5
$96.6
1999
2000
2001

Lifeline has relationships with over 2,500 community hospitals

Earnings per Share
Note: 1999 & 2000 prior to impact of one-time charge


$0.57
$0.77
$0.98
1999
2000
2001

Visit Us at: www.lifelinesys.com

To Our Shareholders:

During 2001 Lifeline Systems, Inc. began to reap the benefits of the investments made in technology and operating efficiencies over the past two years. These benefits were manifested in a number of ways, including net income and revenue gains of 31% and 18%, respectively; a strengthened balance sheet and improved cash flow; higher service margins; new product and service offerings; and the successful integration of an acquisition. We made strides in the speed and accuracy with which we respond to the needs of the approximately 350,000* subscribers and 2,500 hospitals across North America that rely on Lifeline for personal response services. And we inaugurated several key initiatives that we expect will result in future growth and further our role in redefining the personal response industry.

Major demographic trends continue to enlarge our market. Baby boomers see Lifeline's services as a way to help ensure their aging parents' safety and enable them to continue living independently in the comfort of their homes. High mobility, more women in the workforce and the nationwide shortage of nurses and caregivers are also driving demand. Continuing healthcare cost containment pressures and corporate elder care benefits are also shaping our prospects for long-term growth.

2001 Financial Results

Financial results for 2001 tell some, but not all, of the story of our progress during the year. Total revenues increased 18% to $96.6 million from $81.5 million in 2000. Primary factors driving this growth were higher recurring revenues, the growth of our Canadian operations and a second-quarter acquisition. Product revenue was boosted by the successful launch of a new site-monitoring platform for providers committed to local subscriber monitoring. Customer response to this product has been positive, with 154 platforms installed by year-end.

* Approximately 450,000 subscribers are served by us, including hospital programs.

Net income rose 31% to $6.3 million, or $0.98 per share, from $4.8 million, or $0.77 per share, excluding a non-recurring item recorded in 2000. Net income for 2001 also benefited from a tax credit of $0.03 per share earned under a tax increment finance agreement with the town of Framingham, Massachusetts, where we relocated in 1999. We ended the year with a healthy balance sheet, minimal debt and significantly improved cash flow.

Strategic Growth Initiatives

Lifeline is committed to achieving strong financial results through three primary strategic initiatives: service margin improvement, subscriber growth and excellent customer service. We made progress on each of these initiatives during 2001, although the year was not without its challenges.

◦ Service Margin Improvement

Expanding service margins is our top initiative for increasing shareholder value. Service margins for 2001 rose to 39% of service revenues, up from 35% in 2000. Process improvements in our CareSystem monitoring platform, greater call center productivity, lower employee turnover and effective pricing strategies all paved the way for better margins. We are beginning to benefit from the expanded functionality, robust performance and productivity gains of the CareSystem monitoring platform initially deployed in late 1999. Selective price increases, better management of one-time fees, and ongoing process improvements that streamline operations and reduce waste also contributed to margin growth. We also are providing value-added services for hospital customers—such as installation, billing, credit and collection—that effectively reduce their administrative responsibilities and increase our recurring revenue.

◦ Subscriber Growth

Expanding our subscriber base, and as a corollary increasing margins by spreading some fixed costs across a broader base of subscribers, is another key corporate objective. Excluding the impact of a 10,000 subscriber acquisition, the organic growth rate for centrally monitored subscribers was 7% in 2001. Organic subscriber growth was hindered by the personal help button battery issue disclosed in 2000. We believe the battery swap program distracted our hospital distribution channels and diminished their focus on enrolling new subscribers. We are still working to resolve this issue to our satisfaction, and are optimistic that the majority of the disruption is behind us.

Expanding awareness of Lifeline services among healthcare referral sources is key to subscriber growth, and we are making use of marketing tools such as direct mail campaigns and the Internet to achieve this aim.

In 2001 we formed a Senior Living Division to forge alliances with senior living facilities. Lifeline is a well-respected brand name in the elder care community and among consumers. We believe a concerted effort to introduce our monitoring technology into the assisted-living environment will provide these facilities with a cost-effective and distinctive safety feature that will appeal to residents and their families. This new business unit has strong leadership, an aggressive marketing plan and a dedicated sales force.

On January 1, 2002, we entered into a preferred provider agreement with the Visiting Nurses Association of America (VNAA), the national association of more than 200 not-for-profit, community-based visiting nurse agencies in 400 locations throughout the U.S. The agreement gives Lifeline the opportunity to work closely with member associations to either start new programs through local chapters or develop referral relationships between local hospitals and visiting nurse agencies. This affiliation is akin to the successful alliance we established in the mid-1990s with another major national account—the American Red Cross, which is now our largest customer.

Our main focus is organic growth and we do not proactively seek acquisitions. But we will move on favorable opportunities that meet certain criteria. Candidate transactions must be rapidly accretive, easily absorbable into our principal monitoring operations, provide new referral sources or increase penetration in important markets. In keeping with these criteria, in April we acquired the assets of SOS Industries, Inc., a personal response service provider based in Florida. We successfully integrated SOS's 10,000 subscribers into our business, and the acquisition became accretive in the fourth quarter—three months ahead of plan.

◦ Customer Service Focus

As with all aspects of our business, we apply the principle of continuous process improvement to customer service performance. In a word-of-mouth industry such as ours, high satisfaction among subscribers and channels of distribution is paramount to success. We have a regular discipline of conducting subscriber and hospital surveys. Our recent results show that subscriber satisfaction levels continue to be high and are climbing.

Important improvements in such areas as call response time and employee turnover rate contributed toward our progress in improving customer service in 2001.

Service Enhancements

In 2001 we commenced the national roll out of the Lifeline with Reminders service, which prompts patients to follow medication, exercise and dietary regimens. We also conducted a successful pilot test of Lifeline Healthcare Directives℠, a program for maintaining subscriber end-of-life critical care decisions. We intend to introduce that program on a national basis in 2002. In addition, we launched CarePartners™ Online, which gives our hospital partners immediate access to marketing materials and printed forms as well as opportunities to network online with other Lifeline programs.

During 2002 we also plan to launch three new services that will provide our hospital programs with tools for increasing subscribers, better managing their programs and controlling costs. The first is CarePartners Connect™, which is designed to provide Lifeline hospital programs with easy-to-use, secure, online access to performance reports and real-time CareSystem data. When fully activated this online capability will enable Lifeline hospital programs to access, change and verify their subscriber information, and review billing statements. Two other offerings we plan to introduce in 2002 are Lifeline CareAlert℠ and TelConnect℠. Lifeline CareAlert allows for the notification of a third party, such as a physician or family member, of a subscriber incident by fax or e-mail. TelConnect will enable hospital programs to deactivate or swap a subscriber's communicator on a secure basis via a touch-tone phone, minimizing steps to make such changes. All of these new service offerings are designed to heighten customer satisfaction and reduce operating costs.

2002 Objectives

Our objectives for 2002 center on the same strategic growth initiatives that guided our progress in 2001: service margin improvement, subscriber growth and excellent customer service. We expect to continue to invest in CareSystem upgrades to achieve even greater stability, security, redundancy and capacity. We plan to expand two existing services to promote subscriber growth. The first centers on our 1-800-LIFELINE telemarketing group, which fields inquiries from prospective subscribers and family members. We will extend this capability to hospital programs to support their subscriber enrollment process. The second involves outreach to government agencies. Approximately 15% of our subscribers have their services covered by Medicaid.

Medicaid reimbursement programs have different reimbursement requirements in the states in which they do business. Our focus will be to improve our understanding of these requirements to achieve faster and more cost effective reimbursement.

Another major development planned for 2002 is the expansion of our call center operations. We recently opened a second Canadian call monitoring facility in Montreal, and successfully implemented a new monitoring platform in both the Toronto and Montreal call centers. The benefit will be having these two state-of-the-art facilities provide greater redundancy and disaster recovery capabilities, and opportunities for growth in the Province of Quebec. This year we plan to develop a second U.S. call monitoring center in Massachusetts. This back-up facility is being designed to support continuous monitoring services in the event of a disaster and to provide space for additional growth. Plans call for this new site to be operational in early 2003. Finally, during mid-2002, we plan to re-establish manufacturing and assembly operations at our corporate headquarters. We have outsourced manufacturing since 1999, and reached the conclusion we can achieve greater efficiencies if we perform this function in house.

Measures of corporate success don't always fit standard business metrics. Our company's response to the September 11 catastrophe is a case in point. We are extremely proud of the way our employees responded with great sensitivity to the anxious calls of our subscribers during the crisis, the way we kept lines open in spite of major telecommunications problems in New York and Washington, and the support we gave to each other. Lifeline Systems has a unique caring culture, and it was especially apparent during this horrific tragedy. We are grateful to our 800 employees, as well as our shareholders, for their dedication and support.

Sincerely,

Ronald Feinstein
President and Chief Executive Officer

L. Dennis Shapiro
Chairman of the Board

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2001 — Commission File Number 0-13617

LIFELINE SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

MASSACHUSETTS (State or other jurisdiction of incorporation or organization)	04-2537528 (I.R.S. Employer Identification No.)
111 Lawrence Street, Framingham, Massachusetts (Address of principal executive offices)	01702-8156 (Zip Code)

(508) 988-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: NONE
Securities registered pursuant to Section 12(g) of the Act:

Common stock $0.02 par value
(Title of Class)

Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

As of February 28, 2002, 6,346,950 shares of the Registrant's Common Stock were outstanding and the aggregate market value as of such date of such Common Stock held by non-affiliates of the Registrant was approximately $128,000,000.

Exhibit index is located on pages 49 through 52 of this Report.

PART I

ITEM 1. Business

General

Lifeline Systems, Inc. (the "Company") provides 24-hour personal response monitoring services to its subscribers, primarily elderly individuals with medical or age-related conditions as well as physically challenged individuals. These subscribers communicate with the Company through products it designs and markets, consisting principally of a communicator which connects to the telephone line in the subscriber's home and a personal help button, which is worn or carried by the individual subscriber and which, when activated, initiates a telephone call from the subscriber's communicator to the Company's central monitoring facilities. The Company believes it is a major provider of these services since it was monitoring approximately 345,000 subscribers as of December 31, 2001 and estimates it serves, along with its customers, approximately 400,000 subscribers in a North American personal emergency response services market estimated by the Company to serve over 600,000 subscribers as of December 31, 2001.

Business Developments

In April 2001, the Company acquired certain assets formerly owned by SOS Industries, Inc. a personal response service provider based in New Smyrna Beach, Florida with subscribers located in 37 states. The purchase price was $3.8 million. The acquisition was accounted for as a purchase transaction, and the resulting goodwill was amortized over an estimated life of 10 years through December 31, 2001. In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," the Company discontinued the amortization of this acquisition effective January 1, 2002 and will perform an annual review of impairment.

The Company anticipates that, beginning in the second quarter of 2002, it will once again support a manufacturing site at its corporate location to assemble its personal response equipment and will end its outsourcing arrangement with Ademco. The Company believes that the decision to support a manufacturing assembly process for its equipment will result in better cost containment and will maintain cost of sales at a relatively consistent percentage of product sales.

Industry Segments

The Company operates in one industry segment. Its operations consist of providing personal response services associated with those products it designs and markets. Foreign revenues, from Canada, comprised less than 10% of the Company's total revenues in 2001, and tangible assets in foreign countries represent less than 10% of the Company's total assets as of December 31, 2001.

The Lifeline Service

The Company's principal offering, called LIFELINE®, consists of a monitoring service utilizing equipment designed and marketed by the Company. The Company's monitoring service is a personal response service which provides 24-hour monitoring and personalized support to elderly individuals with medical or age-related conditions and to physically challenged individuals throughout the United

States and Canada. Through use of the LIFELINE service, individuals in need of help are able to signal monitoring personnel in one of the Company's response centers. These trained monitors identify the nature and extent of the subscriber's particular need and manage the situation by notifying the subscriber's friends, neighbors, and/or emergency personnel, as set forth in a predetermined protocol established by the Company. In many situations, this service can also provide social support for elderly individuals who live alone since trained monitoring personnel are contacted by these elders, who utilize the Lifeline service as an important social connection.

The equipment used for the LIFELINE service includes a communicator, which connects to the telephone line in the subscriber's home, and a personal help button, which is worn or carried by the individual subscriber. When pressed, the personal help button sends a radio signal to the communicator; the communicator automatically dials a response center where monitoring personnel answer the call and dispatch the designated responders, typically a friend or relative of the subscriber and/or emergency service, when help is needed. Most of the time, however, subscribers' calls do not require Lifeline to dispatch a responder but instead require Lifeline to provide reassurance and support as a result of the subscriber's isolation or loneliness.

The Company's primary monitoring center in Framingham, Massachusetts is supported by its proprietary CareSystem call center platform. This call center platform is a specially designed computer and telecommunications hardware and software system used to identify, track and respond to subscriber calls. CareSystem receives incoming signals from subscribers' communicators, matches and retrieves the appropriate subscriber data records from a central database, and routes both the call and the data record to monitoring personnel in the Lifeline Call Center.

To provide its services, the Company develops relationships with hospitals or other healthcare providers ("customers") who establish a Lifeline program generally for the benefit of at-risk individuals in their coverage area ("subscribers"). The type of Lifeline program established by the customer determines the type of relationship that the Company has with these customers. The programs offered by Lifeline consist of the following:

a. Site monitored program – these customers locally provide their own monitoring services to the subscriber by purchasing monitoring equipment from the Company. Subscribers in need of help are able to signal monitoring personnel at the customer's facility. With this type of Lifeline program the customer purchases monitoring equipment (installed at the customer's facility) and home communicators (installed in the subscribers' homes) from the Company and maintains all responsibilities for the operation of the program. The customer bills its subscribers for the monitoring services and home communicators it is providing.

b. Lifeline Monitoring Services ("LMS") – with this type of Lifeline program, the customer outsources the monitoring activity to a Lifeline Call Center to service their subscribers but generally retains other responsibilities for the operation of the program. The customer purchases from the Company the home communicators the customer provides to its subscribers. The Company charges the customer a monthly per-subscriber fee for the monitoring service that the Company is providing. The sale by the Company to the customer of the home communicators is not tied to the monitoring agreement as the customer makes the determination when to purchase home communicators. The customer typically purchases home communicators to place in its own inventory and then disperses the communicators as it acquires subscribers who need the service. The customer is under no contract that would require it to purchase product. The customer bills the subscriber for the home communicators it has placed in the subscriber's home and for the monitoring services provided by the Company.

c. Business Management Services ("BMS") – for customers who choose this type of Lifeline program, the Company provides a comprehensive set of monitoring and business support services that effectively reduce the customer's program management and administrative responsibilities associated with offering the Lifeline service. The program is designed to meet the needs of customers that would like to make a Lifeline program available to individuals in their coverage area but which do not have the resources or the desire to themselves provide all the activities related to providing the Lifeline service in their community. The Company handles day-to-day administrative tasks for the Lifeline service including managing referrals, inquiries, service order intake, service installation, ongoing customer service and billing to support the needs of the customer. The Company directly provides its customers' subscribers with a comprehensive service offering, which includes monitoring and the use of Company-owned home communicators for a single fee, and the Company bills the subscriber on a monthly basis for this service. The BMS service does not involve the sale by the Company of products to its customers or to subscribers.

Customers

The Company primarily markets its services and products to hospitals and other service providers in a variety of healthcare related fields. Hospitals, however, have historically been the Company's primary market. The Company believes that hospitals offer Lifeline's services and products to capture revenues from the sale of the service, improve healthcare for the communities they serve, enhance community relations, market other hospital services to the subscriber base, and/or contain healthcare costs by facilitating early discharge from the hospital, reducing the need for nursing home care and thereby allowing subscribers to remain in their own homes.

Sales and Marketing

The Company sells its services and products through its sales organization in the United States and Canada.

In support of the sales effort, the Company's sales professionals assist the Company's customers in developing a marketing plan for the Lifeline program, monitoring progress against that plan, and providing training to the provider's staff on the management of their local Lifeline program. Programs' marketing plans typically address the introduction of Lifeline's services to the service provider's key decision makers; the planning and delivery of presentations to community responders such as police, fire, and medical emergency professionals; and the development of local referral networks of elder care and other service organizations to position the LIFELINE service as part of a continued care plan. Lifeline personnel also provide continuing operational support, ongoing consultation, and program evaluations.

Source of Raw Materials

Prior to 1999, the Company had manufactured all of its products, relying on outside vendors for components and enclosures. As previously disclosed, during the third quarter of 1999, the Company completed the outsourcing of the manufacturing of its personal response equipment to the Ademco Group, a division of Honeywell International, Inc. The Company anticipates that beginning in the second quarter of 2002 it will once again support a manufacturing site at its corporate location to assemble its personal response equipment and will end its outsourcing arrangement with Ademco. The Company intends to purchase assembled printed circuit boards from qualified vendors. The Company expects that this strategy will provide maximum flexibility to ensure adequate sources of supply. There can be no assurance however, that these vendors will not incur delays in providing assembled printed circuit boards for the Company as a result of process difficulties, component shortages or for other reasons. Any such delay could have a material adverse effect on the Company's business, financial condition, or results of operations.

Patents, Licenses and Trademarks

The Company considers its proprietary know-how with respect to the development and marketing of its personal response services to be a valuable asset. Due to rapid technological changes that characterize the industry, the Company believes that continued development of new services and products, the improvement of existing services and products, and patent and license protection are important in maintaining a competitive advantage.

Although the Company owns numerous patents and patent applications in the United States, Canada, and other countries, the Company does not believe that its business as a whole is or will be materially dependent upon the protection afforded by its patents.

The Company's LIFELINE trademark and servicemark are registered at the United States Patent and Trademark Office and in most states and some foreign countries. The Company also has a number of other trademarks.

Research and Development

Research and development efforts are geared towards enhancing and augmenting the Company's products and services. Research and development expenses were $1,610,000, $1,515,000, and $1,565,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Backlog/Seasonality

Because of the nature of the Company's products, the Company endeavors to minimize the time that elapses from the receipt of a purchase order to the date of delivery of the products. Accordingly, the Company's backlog as of the end of any period represents only a portion of the Company's expected sales for the succeeding period and is not significant in understanding the Company's business. The Company does not believe that the industry in which it operates is seasonal.

Government Regulation

The Company's products are registered with the Federal Communication Commission ("FCC") and comply with FCC regulations pertaining to radio frequency devices (Part 15) connected to the telephone system (Part 68). The Company has also received registrations of equipment from

Canadian agencies. As new models are developed, they are submitted to appropriate agencies as required.

The Company has registered its communicator products with the United States Food and Drug Administration.

None of the Company's business is subject to re-negotiation of profits or termination of contract by the government, nor is it impacted by any existing environmental laws.

Competition

The Company believes that it is a major provider of personal response services and products since it was monitoring approximately 345,000 subscribers as of December 31, 2001 and estimates it serves, along with its customers, approximately 400,000 subscribers in a North American personal emergency response services market estimated by the Company to serve over 600,000 subscribers as of December 31, 2001. Other companies offer services and products competitive with those offered by the Company. These companies offer personal response services on a regional or national basis through both healthcare providers and directly to the subscribers themselves.

The Company believes that the competitive factors its customers consider when choosing a personal response service are the high quality of service and product performance and reliability; customer support and service; price; and reputation and experience in the industry. The Company believes it competes favorably with respect to these factors.

Employees

As of February 28, 2002 the Company employed approximately 745 full-time and 95 part-time employees. None of the Company's employees is represented by a collective bargaining unit, and the Company believes its relations with its employees are good.

ITEM 2. Properties

The Company is party to a fifteen-year lease for an 84,000 square foot facility in Framingham, Massachusetts for its corporate headquarters, including its U.S. based monitoring operations. Annual base rental payments under the lease approximate $814,000. The initial lease term expires in 2013. The Company has two five-year renewal options contained within the lease. The Company also leases facilities in other locations to support its corporate, field and Canadian operations.

ITEM 3. Legal Proceedings

The Company is not party to any material litigation.

ITEM 4. Submission of Matters to a Vote of Security Holders

None

Executive Officers of the Registrant

The following table sets forth certain information regarding the executive officers of the Company as of March 25, 2002:

Name	Position	Age
L. Dennis Shapiro	Chairman of the Board	68
Ronald Feinstein	President, Chief Executive Officer and Director	55
Dennis M. Hurley	Senior Vice President, Finance, Chief Financial Officer, Treasurer	55
Richard M. Reich	Senior Vice President and Chief Information Officer	55
Donald G. Strange	Senior Vice President, Sales	55
Ellen R. Berezin	Vice President, Human Resources	52
Barbara A. Trimble	Vice President, Customer Care	50
Leonard E. Wechsler	Vice President and President, Lifeline Canada	45
Jeffrey A. Stein	Clerk	43

L. Dennis Shapiro, Chairman of the Board, has served the Company in this capacity since 1978, and at various times, has served as President and Chief Financial Officer.

Ronald Feinstein became an employee of the Company in September 1992 and became Executive Vice President and Chief Operating Officer in October 1992. He was appointed President and Chief Executive Officer in January 1993. Mr. Feinstein has served as a director of the Company since 1985.

Dennis M. Hurley is Senior Vice President, Finance; Chief Financial Officer; and Treasurer. He joined the Company in March 1995 as Vice President, Finance; Chief Financial Officer; and Treasurer.

Richard M. Reich is Senior Vice President, Chief Information Officer. He became Vice President, Chief Information Officer in September 1999. He had been Vice President, Technology and Advanced Services since August 1994. From June 1990 to August 1994, Mr. Reich had served as Vice President, Product Planning and Development. Since joining the Company in April, 1986 he had held the position of Vice President, Engineering.

Donald G. Strange is Senior Vice President, Sales. He was Vice President, Sales and Marketing from December 1996 to June 2000. He joined the Company in February 1993 as Vice President, Sales.

Ellen R. Berezin joined the Company in March 2001 as Vice President, Human Resources. From July 1997 to March 2001, Ms. Berezin worked at Harvard Vanguard Medical Associates, a physician group practice based in Massachusetts, where she served as Vice President, Human Resources. From November 1995 to June 1997, Ms. Berezin was Vice President of Healthsource Massachusetts, a New Hampshire-based HMO.

Barbara A. Trimble has been Vice President, Customer Care since June 2000. She joined the Company in September 1999 as Director of Subscriber Services. From 1988 to 1999, Ms. Trimble worked at Matthew Thornton Health Plan, a New Hampshire based HMO, where she served various roles, among them, Vice President of Medical Services from 1994 to 1997. She also consulted with various start up companies between 1997 and 1999. Ms. Trimble's last day of employment with the Company will be April 19, 2002.

Leonard E. Wechsler is Vice President and President, Lifeline Systems, Canada. He joined the Company in 1996 as President, Lifeline Systems Canada when the Company purchased CareTel, Inc. in July 1996. CareTel provided monitoring services similar to those offered by the Company. From May 1993 to July 1996, Mr. Wechsler was President, CareTel, Inc.

Jeffrey A. Stein has been the Clerk of the Company since February 2000 when he replaced Norman B. Asher who had been Clerk of the Company since July 1978. Mr. Stein has been a partner of the law firm of Hale and Dorr LLP since 1994, which has been general counsel to the Company since 1976.

PART II

ITEM 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Quarterly Market Information and Related Matters

The Company's common stock is traded on the Nasdaq Stock Market under the symbol "LIFE."
On February 28, 2002, the Company had 417 registered shareholders.
The table below reflects the high and low sales prices for 2001 and 2000.

		High	Low
2000	First Quarter	$ 15.00	$ 7.50
	Second Quarter	14.75	8.88
	Third Quarter	16.94	11.00
	Fourth Quarter	16.13	12.13
2001	First Quarter	$ 16.44	$ 11.88
	Second Quarter	20.10	14.19
	Third Quarter	20.50	18.40
	Fourth Quarter	23.93	18.35

During the periods presented, the Company has not paid or declared any cash dividends on its common stock. While the payment of dividends is within the discretion of the Company's Board of Directors, the Company presently expects to retain all of its earnings for use in financing the future growth of the Company.

ITEM 6. Selected Financial Data

(In thousands, except per share data)	Years Ended December 31,				
	2001	2000	1999	1998	1997
OPERATING RESULTS					
Total revenues	$ 96,560	$ 81,489	$ 70,792	$ 64,884	$ 57,366
Income from operations	10,561	5,031	3,190	9,513	3,327
Income before income taxes	10,223	5,304	4,176	9,976	3,921
Net income	6,320	3,185	2,506	5,986	2,298
Net income per share, diluted	$ 0.98	$ 0.51	$ 0.40	$ 0.95	$ 0.37
Diluted weighted average shares outstanding	6,481	6,223	6,299	6,309	6,232

FINANCIAL POSITION [1]

	December 31,				
	2001	2000	1999	1998	1997
Working capital	$ 15,019	$ 9,994	$ 10,069	$ 13,026	$ 12,320
Total assets	77,002	64,528	57,385	52,504	42,269
Long-term obligations[2]	5,000	2,701	3,354	11	16
Stockholders' equity	52,209	43,385	39,739	36,291	29,717

[1] There were no cash dividends paid or declared during any of the periods presented.

[2] Excludes current portion of long-term obligations.

ITEM 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

This and other reports, proxy statements, and other communications to stockholders, as well as oral statements by the Company's officers or its agents, may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, with respect to, among other things, the Company's future revenues, operating income, or earnings per share. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. There are a number of factors of which the Company is aware that may cause the Company's actual results to vary materially from those forecast or projected in any such forward-looking statement. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results." The Company's failure to successfully address any of these factors could have a material adverse effect on the Company's future results of operations.

RESULTS OF OPERATIONS

2001 Compared with 2000

Total revenues for the year ended December 31, 2001 were $96.6 million, an increase of 18% compared with the $81.5 million recorded in 2000.

Service revenues increased by 21% to $68.2 million for the year ended December 31, 2001 compared to $56.2 million for the prior year. Service revenues comprised 71% of the Company's total 2001 revenues, compared to 69% in 2000. This growth is a result of a variety of factors. The Company introduced a price increase for its monitoring services in 2001 that has resulted in higher average revenue per subscriber in 2001 as compared to 2000. The increase in service revenues and subscribers is also due in part to the acquisition of certain assets of SOS Industries, Inc. Overall, the Company achieved a 10% increase in its monitored subscriber base, of which approximately 9,500 subscribers were the result of the SOS acquisition. The Company was monitoring approximately 345,000 subscribers at the end of the year as compared to 313,000 subscribers monitored at December 31, 2000. The Company believes that the growth in the number of subscribers in 2001 was negatively impacted by the previously disclosed battery-related issue in some of its personal help buttons.

The service recovery efforts undertaken by the Company to resolve the issues it faced in the second half of 1999 that impacted its service revenue growth during 2000 have resulted in significant service improvements in 2001 which enabled the Company to put its focus back on service revenue growth in 2001. These service recovery efforts included increasing call center staffing and training to improve response time consistency, improvements within the Company's customer administration and data entry departments, and increasing information technology resources to facilitate the resolution of technical issues that may occur with the CareSystem platform. The Company believes that these service recovery efforts will position the Company for future increases in its service revenue. The Company's ability to sustain the current level of service revenue growth depends on its ability to continue to make improvements in service delivery, expand the market for its personal response services, convert community hospital programs to services provided by the Company and increase its focus on referral development and innovative partner relationships. The Company believes that the high quality of its services and its commitment to providing caring and rapid response to the at-risk elderly and the physically challenged will be factors in meeting this challenge.

Net product revenues improved 13% to $27.0 million for 2001, from $23.9 million in 2000. The majority of the increase in 2001 was the result of the launch of a newly developed site-monitoring platform for those customers who perform their own monitoring at their local facilities. However, with a finite number of customers who perform their own monitoring at their local facilities, the Company believes that equipment sales in 2002 may be lower than 2001. It also continues to believe that equipment sales may remain flat or decline in periods subsequent to 2002 as it has experienced little or no growth in sales of its home communicators since it began providing its customers' subscribers with the Lifeline service under its BMS program, which includes monitoring and the use of Company-owned home communicators for a single fee.

Finance and rental income, representing income earned from the Company's portfolio of sales-type leases, declined 4% to just under $1.4 million for the year ended December 31, 2001. With the Company's focus on its service offerings it expects finance income to decline in future periods because such income is directly related to product sales.

Total recurring revenues, consisting of service revenues and finance income, was $69.6 million for the year ended December 31, 2001, an increase of nearly 21% as compared to $57.6 million for the year ended December 31, 2000. These increases are a result of the continued growth of the Company's service offerings which increase the Company's recurring revenue base coupled with recurring revenues generated from the acquisition of certain assets of SOS Industries, Inc. As the Company continues to focus on its service business, it expects its recurring revenues to continue to increase in future periods.

Cost of services, as a percentage of service revenues, was 61% for the year ended December 31, 2001 as compared to 65% for the year ended December 31, 2000, an improvement of 4%. The improvement is directly associated with the Company's goal of making its service offerings more profitable and can be attributed to productivity improvements and effective pricing strategies. On a dollar basis, cost of services increased $5.0 million over 2000, due to a variety of reasons. The Company incurred higher amortization of goodwill along with associated operational costs in 2001 as a result of the purchase of certain assets of SOS Industries, Inc. in April 2001 and the full year effect of the purchase of the Argus Emergency Medical Division of Microtec Enterprises, Inc. by the Company's Canadian subsidiary, Lifeline Systems, Canada, in the third quarter of 2000. The growth in the number of subscribers serviced under the Company's BMS program resulted in an increase in depreciation of the cost of home communicators provided to those subscribers served under this model and also contributed to the increase. The Company also had higher amortization of intangible acquisition costs incurred pursuant to provider agreements entered into with its customers for monitoring and/or business support services the Company provides under the terms of the agreement. The Company has completed its assessment of the impact of SFAS 142, "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. The Company believes that the adoption of SFAS 142 will result in an additional 1% improvement to service margins in 2002 as a result of the exclusion of nearly $820,000 of goodwill amortization expense. The Company expects continued positive service margin improvements in 2002.

For the years ended December 31, 2001 cost of product sales, as a percentage of net product sales, was 33% as compared to 30% in 2000. Cost of sales was higher as a percentage of net product sales in 2001 due in part to sales of the Company's new site monitored platform which has a cost that is higher as a percentage of revenue than the cost of the Company's home communicators. The Company also experienced an increase in sales of its lower margin marketing accessories in 2001 as compared to 2000 as its customers are marketing and growing their Lifeline service. The Company anticipates that, beginning in the second quarter of 2002, it will once again support a manufacturing site at its corporate location to assemble its personal response equipment and will end its outsourcing arrangement with Ademco. The Company believes that the decision to support a manufacturing assembly process for its equipment will result in better cost containment and will maintain cost of sales at a relatively consistent percentage of product sales in 2002.

Selling, general, and administrative expenses ("SG&A") as a percentage of total revenues were 35% for the year ended December 31, 2001 and 2000. The Company's improved 2001 revenue performance and its ability to control its SG&A expenses have resulted in consistent SG&A percentages in 2001. The Company's increased expenditures are primarily attributable to sales and marketing initiatives in 2001 that the Company did not incur during 2000 and increased sales and management bonuses relating to the 2001 achievement of operating performance goals. In 2001, the Company also incurred tax advisory fees associated with obtaining a Tax Increment Finance ("TIF") agreement, noted below. The Company expects that SG&A expenses in 2002 will be negatively affected by higher insurance premiums and deductibles as a result of overall insurance industry increases.

Research and development expenses represented 2% of total revenues in 2001 and 2000. Research and development efforts are focused on ongoing product improvements and developments. The Company expects to maintain these expenses, as a percentage of total revenues, at a relatively consistent level.

The Company's effective tax rate was 38% for 2001 as compared to 40% in 2000. The reduction in the Company's effective tax rate was due to a tax credit earned under a TIF agreement with the town of Framingham, Massachusetts, where the Company relocated in 1999. The Company believes it will continue to receive additional ongoing tax credits under the TIF agreement during the 12 remaining years of its corporate headquarters lease. Earnings per share for the year ended December 31, 2001 was positively impacted by this tax credit by approximately $0.03 per diluted share.

The Company is currently being audited by Revenue Canada asserting deficiencies in goods and services tax and sales tax for the Company's 1993 to 1999 tax years. On March 26, 2002, the Company received a proposed tax assessment, (which includes penalties and interest), of CAN$1,050,000 (approximately US$700,000 based on current exchange rates). The Company believes that it should be able to further reduce the amount of the proposed tax deficiency following further discussion with Revenue Canada. However, there is no assurance that it will be able to do so. The Company does not believe that the payment of any such deficiency will have a material adverse impact on the Company's financial position or results of operations or cash flows.

2000 Compared with 1999

Total revenues for the year ended December 31, 2000 were $81.5 million, an increase of 15% compared with the $70.8 million recorded in 1999.

Service revenues continued to grow and rose by 19% to $56.2 million for the year ended December 31, 2000 compared to $47.0 million for the prior year. Service revenues comprised 69% of the Company's total 2000 revenues, compared to 66% in 1999. The Company's growth in service revenues continued because of its strategy of providing its customers' subscribers with the Lifeline service under its BMS program, which includes monitoring and the use of company-owned home communicators for a single fee. This resulted in higher per-subscriber service revenue. However, the Company believes that issues it faced in the second half of 1999 as a result of the introduction of its new CareSystem call center platform impacted the amount of growth in its service revenue in 2000. The Company embarked on a company-wide service recovery effort aimed at restoring confidence in its overall service, including subscriber response time consistency and data entry accuracy. As a result of these service recovery efforts, the Company's attention was taken away from service revenue growth and focused on improved customer service in 2000.

Net product revenues improved 7% to $23.9 million for 2000, from $22.2 million in 1999. This increase during 2000 has been a result of an improvement in the Company's service performance, after a challenging second half of 1999 where the Company experienced lower equipment sales than it had expected. Although the Company believed it would have declining product sales in 1999, it believes that challenges with its service during 1999 led to even lower than anticipated product sales during that period, as customers were reluctant to purchase equipment until the CareSystem platform implementation was completed. As a result, the Company experienced higher than expected product revenue growth in 2000 as customers resumed and in many cases increased their purchasing of equipment that they had curtailed in 1999.

Finance and rental income, representing income earned from the Company's portfolio of sales-type leases, declined 6% to $1.4 million for the year ended December 31, 2000 from the $1.5 million recorded in the previous year. With the Company's focus on its service business segment it expects finance income to decline in future periods because leasing is directly related to its product business.

Total recurring revenues, consisting of service revenues and finance income, was $57.6 million for the year ended December 31, 2000, an increase of nearly 19% as compared to $48.6 million for the year ended December 31, 1999. As the Company continues to focus on its service business, it expects its recurring revenues to continue to increase in future periods.

Cost of services, as a percentage of service revenues, was 65% for the year ended December 31, 2000 as compared to 62% for the year ended December 31, 1999. Cost of services remained high due to a variety of reasons. The Company incurred a labor rate increase during 2000 for its employees in its Customer Care organization in order to remain competitive in the tight labor market. The first full year of depreciation of its CareSystem call center platform also impacted cost of services for 2000 as did related information technology consulting expenses and information technology professionals hired for the CareSystem platform. The Company also incurred a full year of customer service costs associated with TelCare Systems, Inc., which was purchased by the Company in August 1999. Additionally, the amortization of intangible acquisition costs for agreements entered into with community hospitals for conversion to services provided by the Company was significantly higher for 2000 as compared to 1999 as it included amortization for all purchases during 1999 and 2000.

For the years ended December 31, 2000 and 1999, cost of product sales as a percentage of product sales was 30%. The Company completed the transition of outsourcing its manufacturing operations to Ademco during the third quarter of 1999 and had been successful in maintaining its cost of sales at a consistent percentage of net product sales.

Selling, general, and administrative expenses ("SG&A") as a percentage of total revenues improved to 35% for the year ended December 31, 2000 compared to 39% for the year ended December 31, 1999. The Company's improved 2000 revenue performance and its ability to control its SG&A expenses have resulted in improved SG&A percentages for 2000. The dollar increase for SG&A was due primarily to expenditures for a total company quality initiative which was introduced in 2000, increased costs associated with recruiting and consulting in a very competitive employment market for information technology professionals and increased sales and management bonuses relating to the improved 2000 performance. The Company also experienced an increase in SG&A expenses as it introduced new sales, marketing and business initiatives in 2000 that had been delayed because of the implementation issues surrounding the CareSystem platform.

Research and development expenses represented 2% of revenues in 2000 and 1999. Research and development efforts are focused on ongoing product improvements and developments.

In October 2000, the Company recorded a pre-tax non-recurring charge of $150,000 to write off an abandoned partnership with a senior living vendor.

In September 2000, the Company recorded a pre-tax non-recurring charge of approximately $2.7 million for costs it expected to incur to address a battery-related issue with some of its personal help buttons. Included in the non-recurring charge were anticipated material and mailing costs for exchanging buttons, providing hospital programs with higher inventory levels for the planned swap, and the cost of installer visits to subscriber homes to replace the buttons.

The Company's effective tax rate was 40.0% for 2000 and 1999.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2001, the Company's portfolio of cash and cash equivalents increased $1.3 million to $5.7 million at December 31, 2001 from $4.4 million at December 31, 2000. The increase was mainly attributable to profitable operations of $17.1 million as well as net borrowings of nearly $2.9 million related to financing the purchase of certain assets of SOS Industries, Inc. in April 2001. Additional items which offset the increase in the Company's cash position were purchases of property and equipment amounting to $9.2 million and payments of nearly $0.7 million for intangible assets related to provider agreements entered into with its customers for monitoring and/or business support services provided by the Company under the terms of the agreement. The Company experienced a net increase in its accounts receivable portfolio of approximately $3.2 million as a result of the 18% increase in revenue in 2001 and a temporary negative impact from the implementation of its new billing system in the third quarter. The Company also affected a net inventory increase of $2.5 million in anticipation of supporting a manufacturing site at its corporate location and to minimize the risk of supply interruption during the transition. Once the Company gives notice of termination of the contract with Ademco, in accordance with the terms of the contract, the Company will be obligated to purchase certain amounts of inventory from its prearranged manufacturing schedule with Ademco. The Company does not believe that this obligation will have a material adverse effect on its liquidity, financial condition or results of operations.

In April 2001, the Company acquired certain assets formerly owned by SOS Industries, Inc. a personal response service provider based in New Smyrna Beach, Florida with subscribers located in 37 states. The purchase price was $3.8 million. The acquisition was accounted for as a purchase transaction, and the resulting goodwill was amortized over an estimated life of 10 years through December 31, 2001. In accordance with SFAS 142 "Goodwill and Other Intangible Assets," the Company discontinued the amortization of this acquisition effective January 1, 2002 and will perform an annual review of impairment.

During 2001, the Company paid approximately $0.7 million to community hospitals and distributors of its personal response products and services in connection with the purchase by the Company of the rights to service and/or manage the personal response systems program being operated by these entities. The majority of the purchase price related to these agreements has been allocated to intangible assets. These agreements allow the Company to monitor and provide other related services to existing and future subscribers over the term of the agreements. The Company amortizes the intangible assets over the life of the agreements, which is typically five years. The amortization of these intangible assets will continue in accordance with SFAS 142.

The Company is party to Master Lease Agreements for up to $5.6 million for furniture, computers, security systems and other related equipment purchases. For financial reporting purposes, these leases are recorded as capital leases and accordingly the associated assets are being depreciated over their estimated useful life. As of December 2001 the Company had made purchases of approximately $5.0 million under these agreements.

In June 1999, the Company entered into an amended $10.0 million line of credit which was originally obtained in April 1998. The agreement has two components, the first of which is a working capital line of credit, the other, the ability to convert up to five million dollars into a five-year fixed loan. The working capital line of credit's interest rate is based on the London Interbank Offered Rate (LIBOR), while the fixed loan is at the bank's prime interest rate. The agreement contains several covenants, including the Company maintaining certain levels of financial performance and capital structure. These financial covenants include a requirement for a current ratio of at least 1.5 to 1.0 and a leverage ratio of no more than 1.0 to 1.0. In addition, there are certain negative covenants that include limitations on the Company's capital and other expenditures, restrictions on the Company's capacity to obtain additional debt financing, restrictions on the disposition of the Company's assets, and restrictions on its investment portfolio. This line of credit matures on June 30, 2002, and as of December 31, 2001 the Company had $4.4 million outstanding under this line. The Company is currently in the process of renegotiating a new line of credit.

The Company expects that funding requirements for operations and in support of future growth are expected to be met primarily from operating cash flow, existing cash and marketable securities and the availability from time to time under its line of credit. The Company expects these sources will be sufficient to finance the cash needs of the Company through the next twelve months. This includes the continued investment in its response center platform, the requirements of its internally funded lease financing program, any future potential acquisitions and other investments in support of its current business.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company has identified the following accounting polices as critical to understanding the preparation of its consolidated financial statements and results of operations.

Revenue recognition
The Company derives 71% of its revenue from its service offerings and 28% of its revenue from product sales. Service revenues, associated primarily with providing monitoring services under the Company's LMS and BMS programs, are recognized in the period the service is provided. Deferred revenue represents billings to customers for annual service contracts for which revenue has not been recognized because the service has not yet been provided. Service revenues are then recognized ratably over the contractual period. Product revenues from the sale of personal response products are recognized upon shipment. While the Company does not have a specific right of return policy, it does record a provision for an estimated amount of future returns based on historical experience and any notification received of an error in type of product shipped. Such returns have historically been immaterial to the Company's total product revenue, and the Company does not foresee any change that could have a material adverse effect on the Company's operating results for the period or periods in which such returns materialize. Finance income attributable to sales-type lease contracts is initially recorded as unearned income and subsequently recognized under the interest method over the term of the leases.

Allowance for doubtful accounts
The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. It estimates the allowance based upon historical collection experience, analysis of accounts receivable by aging categories and customer credit quality. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of long-lived assets, goodwill and other intangibles
The Company assesses the impairment of long-lived assets, goodwill and other intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. It uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether assets are recoverable. Based on the Company's expectation of future undiscounted net cash flows, an impairment loss would be recorded by writing down the assets to their estimated realizable values. Any resulting impairment loss could have a material adverse effect on the Company's results of operations.

Inventories
The Company values its inventories at the lower of cost or market, as determined by the first-in, first-out method. It regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory based upon its estimated forecast of product demand. If actual future demand is less than the projections made by management, then additional provisions may be required.

Warranty
The Company's products are generally under warranty against defects in material and workmanship. The Company provides an accrual for estimated warranty costs at the time of sale of the related products based upon historical return rates and repair costs at the time of the sale. A significant increase in product return rates could have a material adverse effect on the Company's results of operations.

NEWLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test within six months from the date of adoption. The Company will adopt SFAS 142 in the first quarter of 2002. It believes that the adoption of SFAS 142 will result in an additional 1% improvement to service margins in 2002 as a result of the exclusion of nearly $820,000 of goodwill amortization expense.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of SFAS 144 will have a significant impact on its financial statements.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by management from time to time.

The Company completed the transition of its United States subscribers to its new CareSystem call center platform during 1999. There can be no assurance that the Company will realize the productivity improvements and other intended benefits from CareSystem to justify the Company's investment.

The Company recorded a non-recurring charge of approximately $2.7 million in the third quarter of 2000 for costs it expected to incur to address a previously disclosed battery-related issue, including anticipated material and mailing costs for exchanging buttons, providing hospital programs with higher inventory levels for the planned swap, and support for the cost of installer visits to subscriber homes to replace the button. The Company cannot be certain that the charge it recorded to address this issue will be sufficient to cover all of its associated expenses. In addition, the Company has changed its battery vendor. The Company cannot be certain that it will not experience disruption related to such change.

The Company anticipates that beginning in the second quarter of 2002 it will once again support a manufacturing site at its corporate location to assemble its personal response equipment and will end its outsourcing arrangement with Ademco. The Company has not supported a manufacturing site for the past two years and as a result there can be no assurance that the transition from outsourcing manufacturing to internally supporting a manufacturing assembly process for its personal response equipment will not have a negative adverse effect on its results of operations or that the Company will not experience difficulties in successfully transitioning the assembly process of its personal response equipment to its corporate location. There also can be no assurance that the decision to assemble its equipment will result in the anticipated cost containment or that the Company will maintain cost of sales at a relatively consistent percentage of product sales in 2002. This could have a material adverse effect on the Company's business, financial condition, or results of operations.

The Company's results are partially dependent on its ability to develop services and products that keep pace with continuing technological changes, evolving industry standards, changing subscriber preferences and new service and product introductions by the Company's competitors. There can be no assurance that services, products or technologies developed by others will not render Lifeline's services or products noncompetitive or obsolete.

The Company's revenue growth is partially dependent on its ability to increase the number of subscribers served by its monitoring centers while continuing to sell its home communicators to its healthcare programs. The Company's ability to continue to increase service revenue is a key factor in its long-term growth, and there can be no assurance that the Company will be able to do so. The Company's failure to increase service revenue could have a material adverse effect on the Company's business, financial condition, or results of operations.

The Company's monitoring operations are concentrated principally in its corporate headquarters facility. Although the Company believes that it has constructed safeguards to protect against system failures, the disruption of service at its monitoring facility, whether due to telephone or electrical failures, earthquakes, fire, weather or other similar events or for any other reason, could have a material adverse effect on the Company's business, financial condition, or results of operations.

The Company believes that its future success will depend in large part upon its ability to attract and retain key personnel. Although the Company believes it is making progress in retaining and recruiting well-trained, highly capable people, there can be no assurance that the Company will continue to be successful in attracting and retaining such personnel.

While the Company's product revenue increased in 2001 as compared to 2000, product revenue may be lower in 2002 than 2001 and may remain flat or decline in periods subsequent to 2002 as a result of the Company's strategy of providing its customers' subscribers with the Lifeline service, which includes monitoring and the use of Company-owned home communicators during the period of the service coverage, for a single fee. As the Company continues with this strategy to increase its recurring revenue, there can be no assurance that service revenue will increase at a rate sufficient to offset the expected decrease in higher margin product revenue both on a quarterly and annual basis. Moreover, the Company's product sales are ordinarily made to healthcare providers that establish their own Lifeline programs. These healthcare providers typically rent, rather than sell, Lifeline home communicators to subscribers and accordingly following such time as a home communicator is no longer used by a subscriber, it is returned to the healthcare provider and becomes available for rent to another subscriber. As a result of this use and reuse of the Company's home communicators, sales of such products are dependent on growth in the number of subscribers and on the ability of the Company to encourage its healthcare provider customers to replace their existing inventory by continuing to enhance its products with new features or new technology.

The Company may expand its operations through the acquisition of additional businesses, such as its recent acquisition of certain assets formerly owned by SOS Industries, Inc. in April 2001. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. In addition, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events, contingent liabilities and amortization of acquired intangible assets. There can be no assurance that the acquired businesses, if any, will achieve anticipated revenues or earnings.

Item 7a – Quantitative and Qualitative Disclosures about Market Risk

The Company has considered the provisions of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." The Company had no holdings of derivative financial or commodity-based instruments or other market risk sensitive instruments entered into for trading purposes at December 31, 2001. As described in the following paragraphs, the Company believes that it currently has no material exposure to interest rate and foreign currency exchange rate risks in its instruments entered into for other than trading purposes.

Interest rates

The Company's balance sheet includes a revolving credit facility and a term loan that are subject to interest rate risk. Both loans are priced at floating rates of interest, with the working capital line of credit being based on LIBOR and the fixed loan being based on the bank's prime interest rate at the Company's option. As a result of these factors, at any given time, a change in interest rates could result in either an increase or decrease in the Company's interest expense. The Company performed sensitivity analysis as of December 31, 2001 to assess the potential effect of a 100 basis point increase or decrease in interest rates and concluded that near-term changes in interest rates in such magnitude should not materially affect the Company's consolidated financial position, results of operations or cash flows.

Foreign currency exchange rates

The Company's earnings are affected by fluctuations in the value of the U.S. Dollar as compared to the Canadian Dollar, as a result of the sale of its products and services in Canada and translation adjustments associated with the conversion of the Company's Canadian subsidiary into the reporting currency (U.S. Dollar). As such, the Company's exposure to changes in Canadian exchange rates could impact the Company's consolidated financial position, results of operations or cash flows. The Company performed a sensitivity analysis as of December 31, 2001 to assess the potential effect of a 10% increase or decrease in Canadian foreign exchange rates and concluded that near-term changes in Canadian exchange rates should not materially affect the Company's consolidated financial position, results of operations or cash flows. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates in such magnitude did not factor in a potential change in sales levels or local prices for its services/products.

ITEM 8. Financial Statements and Supplementary Data

Quarterly Results of Operations
(Unaudited)

(Dollars in thousands, except per share data)		Quarter Ended Mar 31	Jun 30	Sep 30	Dec 31	Full Year
2001	Total revenues	$ 21,564	$ 24,098	$ 25,583	$ 25,315	$ 96,560
	Gross profit	10,196	11,411	12,204	12,203	46,014
	Net income	1,118	1,368	1,978	1,856	6,320
	Net income per share, diluted	$ 0.18	$ 0.21	$ 0.30	$ 0.28	$ 0.98
2000	Total revenues	$ 18,679	$ 19,854	$ 21,017	$ 21,939	$ 81,489
	Gross profit	8,336	9,329	9,797	10,206	37,668
	Net income (loss)	923	1,018	(232)	1,476	3,185
	Net income (loss) per share, diluted	$ 0.15	$ 0.16	$ (0.04)	$ 0.24	$ 0.51

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lifeline Systems, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 47 present fairly, in all material respects, the financial position of Lifeline Systems, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(2) on page 47 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 2002 (Except as to the 19th paragraph of Note E and Note M for which the date is March 27, 2002)

LIFELINE SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(Dollars in thousands)

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,742	$ 4,417
Accounts receivable, net of allowance for doubtful accounts of $442 in 2001 and $449 in 2000	12,118	9,223
Inventories	4,129	1,641
Net investment in sales-type leases	2,874	2,909
Prepaid expenses and other current assets	1,947	1,509
Deferred income taxes	1,436	1,986
Total current assets	28,246	21,685
Property and equipment, net	30,712	26,406
Net investment in sales-type leases	4,337	5,073
Goodwill and other intangible assets, net	13,640	11,204
Other assets	67	160
Total assets	$ 77,002	$ 64,528
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,972	$ 2,576
Accrued expenses	2,197	2,063
Accrued payroll and payroll taxes	4,282	2,985
Accrued income taxes	730	232
Deferred revenues	1,026	755
Current portion of capital lease obligation	1,080	583
Current portion of long term debt	1,105	405
Product warranty and other current liabilities	329	751
Accrued restructuring and other non-recurring charges	506	1,341
Total current liabilities	13,227	11,691
Deferred income taxes	5,799	4,897
Long term portion of capital lease obligation	1,657	1,531
Long term debt, net of current portion	3,343	1,170
Accrued restructuring and other non-recurring charges, long term	617	1,237
Other non-current liabilities	150	617
Total liabilities	24,793	21,143
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.02 par value, 20,000,000 shares authorized, 6,934,461 shares issued in 2001 and 6,641,554 shares issued in 2000	139	133
Additional paid-in capital	22,000	19,296
Retained earnings	35,446	29,126
Less: Treasury stock at cost, 621,089 shares in 2001 and 2000	(4,556)	(4,556)
Notes receivable - officer	(550)	(550)
Accumulated other comprehensive loss-cumulative translation adjustment	(270)	(64)
Total stockholders' equity	52,209	43,385
Total liabilities and stockholders' equity	$ 77,002	$ 64,528

The accompanying notes are an integral part of these consolidated financial statements.

LIFELINE SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
For the years ended December 31, 2001, 2000 and 1999
(In thousands except for per share data)

	2001	2000	1999
Revenues			
Services	$68,222	$56,169	$47,024
Net product sales	26,956	23,875	22,237
Finance and rental income	1,382	1,445	1,531
Total revenues	96,560	81,489	70,792
Costs and expenses			
Cost of services	41,634	36,588	29,201
Cost of sales	8,871	7,233	6,736
Selling, general, and administrative	33,884	28,421	27,477
Research and development	1,610	1,515	1,565
Restructuring and other non-recurring charges	-	2,701	2,623
Total costs and expenses	85,999	76,458	67,602
Income from operations	10,561	5,031	3,190
Other income (expense)			
Interest income	162	646	219
Interest expense	(449)	(345)	(129)
Other income (expense)	(51)	(28)	896
Total other income (expense), net	(338)	273	986
Income before income taxes	10,223	5,304	4,176
Provision for income taxes	3,903	2,119	1,670
Net income	6,320	3,185	2,506
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustments	(128)	(37)	53
Comprehensive income	$ 6,192	$ 3,148	$ 2,559
Net income per weighted average share:			
Basic	$ 1.03	$ 0.53	$ 0.43
Diluted	$ 0.98	$ 0.51	$ 0.40
Weighted average shares:			
Basic	6,165	5,986	5,892
Diluted	6,481	6,223	6,299

The accompanying notes are an integral part of these consolidated financial statements.

LIFELINE SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	Common Stock		Additional	Retained	Treasury Stock		Notes	Cumulative	Total
			Paid-In				Receivable	Translation	Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Officers	Adjustment	Equity
BALANCE, DECEMBER 31, 1998	5,832,866	$129	$16,945	$23,435	592,548	($4,028)	($100)	($90)	$36,291
Purchase of treasury stock	(29,541)				29,541	(535)			(535)
Issuance of treasury stock	1,000		7		(1,000)	7			14
Exercise of stock options	138,243	2	1,674				(300)		1,376
Cumulative translation adjustment								87	87
Net income				2,506					2,506
BALANCE, DECEMBER 31, 1999	5,942,568	131	18,626	25,941	621,089	(4,556)	(400)	(3)	39,739
Exercise of stock options	58,797	2	467						469
Issuance of stock under employee stock purchase plan	19,100		203						203
Issuance of note to officer							(250)		(250)
Repayment of loan by officer							100		100
Cumulative translation adjustment								(61)	(61)
Net income				3,185					3,185
BALANCE, DECEMBER 31, 2000	6,020,465	133	19,296	29,126	621,089	(4,556)	(550)	(64)	43,385
Exercise of stock options	264,308	6	2,331						2,337
Issuance of stock under employee stock purchase plan	28,599		373						373
Cumulative translation adjustment								(206)	(206)
Net income				6,320					6,320
BALANCE, DECEMBER 31, 2001	6,313,372	$139	$22,000	$35,446	621,089	($4,556)	($550)	($270)	$52,209

The accompanying notes are an integral part of these consolidated financial statements.

LIFELINE SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001, 2000, and 1999
(Dollars in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 6,320	$ 3,185	$ 2,506
Adjustments to reconcile net income to net cash provided by operating activities:			
Write off of fixed assets and intangibles	13	314	916
Non-cash portion of restructuring charge	-	2,700	380
Depreciation and amortization	9,035	7,404	5,712
Treasury stock issued for employee compensation	-	-	14
Provision for bad debts	221	16	528
Deferred income tax provision	1,452	107	1,494
Deferred compensation	35	(23)	4
Changes in operating assets and liabilities:			
Accounts receivable	(3,170)	(15)	(2,231)
Inventories	(2,488)	964	(1,109)
Net investment in sales-type leases	771	75	(452)
Prepaid expenses, other current assets and other assets	(350)	200	528
Accounts payable, accrued expenses and other liabilities	(726)	478	(914)
Accrued payroll and payroll taxes	1,322	866	(581)
Income taxes payable	514	97	(1,152)
Accrued restructuring and other non-recurring charges	(1,455)	(778)	(587)
Net cash provided by operating activities	11,494	15,590	5,056
Cash flows from investing activities:			
Purchases of investments	-	-	(3,145)
Sales and maturities of investments	-	-	9,841
Additions to property and equipment	(9,148)	(4,772)	(9,162)
Business purchases and other	(5,297)	(7,167)	(5,383)
Net cash used in investing activities	(14,445)	(11,939)	(7,849)
Cash flows from financing activities:			
Principal payments under long-term obligations	(1,597)	(3,661)	(353)
Proceeds from issuance of long term debt	3,578	2,747	2,025
Proceeds from stock options exercised and employee stock purchase plan	2,375	441	353
Issuance of note to officer	-	(250)	-
Repayment of loan from officer	-	100	-
Purchase of treasury stock	-	-	(535)
Net cash provided by (used in) financing activities	4,356	(623)	1,490
Net increase (decrease) in cash and cash equivalents	1,405	3,028	(1,303)
Effect of foreign exchange on cash	(80)	(26)	16
Cash and cash equivalents at beginning of year	4,417	1,415	2,702
Cash and cash equivalents at end of year	$ 5,742	$ 4,417	$ 1,415
Non-cash activity:			
Issuance of note receivable for exercise of stock option	$ -	$ -	$ 300
Acquistion related obligation	-	670	-
Capital leases	1,516	365	2,257
Deferred compensation	335	231	1,023
Issuance of treasury stock for compensation	-	-	14

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Lifeline Systems, Inc. (the "Company") provides 24-hour personal response monitoring services to its subscribers, primarily elderly individuals with medical or age-related conditions as well as physically challenged individuals. The Company develops relationships with hospitals or other healthcare providers ("customers") who establish a Lifeline program for these individuals. With a Lifeline Monitoring Services ("LMS") program, the customer outsources the monitoring activity to a Lifeline Call Center to service their subscribers but generally retains other responsibilities for the operation of the program. With a Business Management Services ("BMS") program, the Company provides a comprehensive set of monitoring and business support services that effectively reduce the customer's program management and administrative responsibilities associated with offering the Lifeline service. All subscribers communicate with the Company through products designed and marketed by the Company, consisting principally of a communicator which connects to the telephone line in the subscriber's home and a personal help button, which is worn or carried by the individual subscriber and which, when activated, initiates a telephone call from the subscriber's communicator to either the Company's central monitoring facilities or a local community hospital.

Principles of Consolidation

The consolidated financial statements include the accounts of Lifeline Systems, Inc. and its wholly owned subsidiaries (the "Company"). All significant inter-company balances and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Investments

The Company considers all securities purchased with a maturity of three months or less at the date of acquisition to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market, as determined by the first-in, first-out method.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment
Property and equipment are carried at cost, net of accumulated depreciation. Depreciation and amortization on property and equipment is computed principally by the straight-line method over the useful lives of the assets. Depreciation on leasehold improvements is computed principally by the straight-line method over the lesser of the lease term or the estimated useful lives of the improvements.

Equipment	3 to 10 years
Furniture and fixtures	7 years
Equipment provided to customers	5 years
Equipment under capital leases	3 to 7 years
Leasehold improvements	5 to 15 years

When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Expenditures for maintenance and repairs are charged to expense as incurred; betterments are capitalized.

Equipment Provided to Customers
In accordance with its BMS programs, the Company provides its customers' subscribers with home communicators as part of a unified service offering in which the Company bills the subscriber on a monthly basis for the monitoring and business support service and records service revenue in the period earned. The cost of the home communicators provided to the subscriber is recorded as an asset on the Company's balance sheet and depreciation is computed by the straight-line method over an estimated useful life of 5 years.

Goodwill and Other Intangible Assets
Goodwill and other intangible assets are recorded at cost and amortized on a straight-line basis over the estimated useful life.

During 2001, the Company recorded $4.1 million of goodwill in connection with the purchase of certain assets of SOS Industries, Inc. and recorded approximately $1.2 million of intangible assets related to provider agreements whereby the Company agrees to pay the customer a fee for the use of its referral sources and agrees to provide monitoring and/or business support services to the customer under a LMS or BMS program in accordance with the terms of the agreement. The Company amortizes the acquisitions costs over the life of the agreements, which is typically five years.

The Company has completed its assessment of the impact of SFAS 142, "Goodwill and Other Intangible Assets." The Company will adopt SFAS 142 in the first quarter of 2002. Refer to the discussion of SFAS 142 in the Newly Issued Accounting Pronouncements section of this footnote.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets
The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events and circumstances have occurred that indicate possible impairment. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether assets are recoverable. Based on the Company's expectation of future undiscounted net cash flows, an impairment loss would be recorded by writing down the assets to their estimated realizable values.

The Company has completed its assessment of SFAS 144, "Accounting for the Impairment or Disposal of Long Lived Assets," which supersedes SFAS No. 121. The Company will adopt SFAS 144 in the first quarter of 2002. Refer to the discussion of SFAS 144 in the Newly Issued Accounting Pronouncements section of this footnote.

Product Warranty
The Company's products are generally under warranty against defects in material and workmanship. The Company provides an accrual for estimated warranty costs at the time of sale of the related products.

Revenue Recognition
Service revenues, associated primarily with providing monitoring services under the Company's LMS and BMS programs, are recognized in the period the service is provided. Incremental external installation costs related to the installation of the Company's products that exceed installation revenue generated by the Company are expensed in the period incurred. The Company monitors its installation revenue periodically, and in situations where installation revenue exceeds incremental external installation costs that revenue is recognized over the estimated period of which an average subscriber continues to use the Lifeline service.

Deferred revenue represents billings to customers for annual service contracts for which revenue has not been recognized because the service has not yet been provided. Service revenues are then recognized ratably over the contractual period. Revenues from the sale of personal response products are recognized upon shipment. Finance income attributable to sales-type lease contracts is initially recorded as unearned income and subsequently recognized under the interest method over the term of the leases.

Foreign Currency Translation
The financial statements of the Company's subsidiary outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the rates of exchange at the balance sheet date. The resulting translation adjustments are included in cumulative translation adjustment as a separate component of stockholders' equity. Income and expense items are translated at average monthly rates of exchange. Gains and losses from foreign

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (continued)
currency transactions of this subsidiary are included in net income.

Income Taxes
The Company accounts for income taxes under a liability approach. Under this approach, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

Net Income Per Common Share
Net income per basic common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income per diluted common share is computed based on the weighted-average number of common and dilutive common equivalent shares outstanding during each period. Common equivalent shares consist of stock options calculated in accordance with SFAS No. 128, "Earnings per Share."

Industry Segments
The Company is active in one business segment: designing, marketing, monitoring and supporting its personal response units. The Company maintains sales and marketing operations in both the United States and Canada. Foreign revenues, from Canada, comprise less than 10% of the Company's total revenues, and tangible assets in foreign countries represent less than 10% of the Company's total assets as of December 31, 2001.

Concentration of Credit Risk
Financial instruments, which potentially subject the Company to concentration of credit risk, include cash, cash equivalents, investments, and trade receivables. The Company provides its services primarily to hospitals and other healthcare institutions. The Company performs ongoing credit evaluations of its customers and, in the case of sales-type leases the leased equipment serves as collateral in the transactions. The Company has established guidelines relative to credit ratings, diversification and maturities that maintain safety and liquidity. The Company has not experienced any significant losses on these financial instruments.

Reclassification
Certain prior year balances have been reclassified to conform to the current year presentation.

Newly Issued Accounting Standards
In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Newly Issued Accounting Standards (continued)
In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test within six months from the date of adoption. The Company will adopt SFAS 142 in the first quarter of 2002. It believes that the adoption of SFAS 142 will result in an additional 1% improvement to service margins in 2002 as a result of the exclusion of nearly $820,000 of goodwill amortization expense.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company will adopt SFAS 144 in the first quarter of 2002. It does not believe that the adoption of SFAS 144 will have a significant impact on its financial statements.

B. INVENTORIES

Inventories consist of the following:

	December 31,	
(Dollars in thousands)	2001	2000
Purchased parts and assemblies	$ 759	$ 80
Work in progress	42	-
Finished goods	3,328	1,561
Total inventories	$ 4,129	$ 1,641

C. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,	
(Dollars in thousands)	2001	2000
Equipment	$ 26,285	$ 22,519
Furniture and fixtures	873	702
Equipment provided to customers	16,707	11,707
Equipment under capital leases	5,050	3,535
Leasehold improvements	5,314	4,984
Capital in progress	925	1,230
	55,154	44,677
Less: accumulated depreciation	(24,442)	(18,271)
Total property and equipment, net	$ 30,712	$ 26,406

Accumulated depreciation amounted to $7,910,000 and $5,829,000 on equipment provided to customers and $1,957,000 and $1,219,000 on equipment under capital leases at December 31, 2001 and 2000, respectively. In total, depreciation expense amounted to $6,271,000, $5,225,000, and $4,771,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

D. LEASING ARRANGEMENTS

As Lessor

The Company maintains an internally financed and operated leasing program and leases its personal response products to customers principally under sales-type leases. As sales-type leases, the lease payments to be received over the term of the leases are recorded as a receivable at the inception of the new lease. Finance income attributable to the lease contracts is initially recorded as unearned income and subsequently recognized as income under the interest method over the term of the leases. The lease contracts are generally for five-year terms, and the residual value of the leased equipment is considered to be nominal at the end of the lease period.

D. LEASING ARRANGEMENTS

The components of the net investment in sales-type leases are as follows:

	December 31,	
(Dollars in thousands)	2001	2000
Minimum lease payments receivable	$ 9,614	$ 10,480
Less: Unearned interest	2,047	2,291
Allowance for doubtful accounts	356	207
Net investment in sales-type leases	7,211	7,982
Less: Current portion	2,874	2,909
Long-term portion, net investment in sales-type leases	$ 4,337	$ 5,073

Future minimum lease payments due under non-cancellable sales-type leases at December 31, 2001 are as follows:

(Dollars in thousands)	
2002	$3,830
2003	2,527
2004	1,764
2005	1,057
2006	429
Thereafter	7
Total future minimum lease payments	$ 9,614

As Lessee

In November 1997 the Company entered into a ten-year operating lease for a new corporate facility in Framingham, Massachusetts which the Company occupied in 1999. In November 1999 this lease was extended to fifteen years. Annual rental payments under the lease approximate $814,000. The lease includes scheduled base rent increases over the term of the lease. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the lease. The Company has recorded a deferred credit to reflect the excess of rent expense over cash payments upon the commencement of the lease. In addition, the Company pays a monthly allocation of the building's operating expenses and real estate taxes. The Company has two renewal options of five years each.

D. LEASING ARRANGEMENTS (continued)

The Company also has several operating lease arrangements for sales offices and office equipment that expire through 2010 and leases certain equipment under capital leases which expire through 2007. Capital lease obligations are collateralized by the related items. Capital leases total $5.0 million, which are comprised of $2.4 million for furniture and $2.6 million for equipment.

Future minimum lease payments under capital and operating leases with initial or remaining terms of one year or more are as follows for the years ended December 31,:

(Dollars in thousands)	Capital Leases	Operating Leases
2002	$1,217	$1,256
2003	885	1,222
2004	458	1,303
2005	302	1,229
2006	118	1,126
Thereafter	11	7,570
Total minimum lease payments	2,991	$13,706
Less amount representing interest	254	
Present value of net minimum lease payments	2,737	
Less current portion	1,080	
Long-term obligation under capital leases	$1,657	

Total rent expense under all operating leases was $1,476,000, $1,358,000, and $1,318,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

E. STOCKHOLDERS' EQUITY

Net Income Per Common Share
In accordance with SFAS No. 128, "Earnings per Share" the Company presents basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. A reconciliation of basic EPS to diluted EPS and dual presentation on the face of the statement of income are also required.

E. STOCKHOLDERS' EQUITY (continued)

Calculation of per share earnings is as follows:

(In thousands except per share figures)

	2001	2000	1999
Basic:			
Net income	$6,320	$3,185	$2,506
Weighted average common shares outstanding	6,165	5,986	5,892
Net income per share, basic	$1.03	$0.53	$0.43
Diluted:			
Net income for calculating diluted earnings per share	$6,320	$3,185	$2,506
Weighted average common shares outstanding	6,165	5,986	5,892
Common stock equivalents	316	237	407
Total weighted average shares	6,481	6,223	6,299
Net income per share, diluted	$0.98	$0.51	$0.40

For the years ended December 31, 2001, 2000 and 1999 options to purchase 202,030, 484,114 and 155,834 shares, respectively, at an average exercise price of $21.41, $18.38 and $23.75, respectively, have not been included in the computation of diluted net income per share as their effect would have been anti-dilutive.

Stock-Based Compensation Plans

The Company has adopted the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation." The Company continues to recognize compensation costs using the intrinsic value based method described in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation."

In July 2000, the Company's stockholders approved the 2000 Stock Incentive Plan (the "2000 Plan"). The 2000 Plan provides that officers and key employees may be granted either nonqualified or incentive stock options for the purchase of the Company's common stock at the fair market value at the date of grant. The employee options granted generally become exercisable in three equal installments beginning on the first anniversary of the date of grant. Additionally, the 2000 Plan provides for an automatic annual grant to non-employee directors. The non-employee director options become exercisable in three equal installments with the first installment exercisable on the date of grant and an additional one-third becoming exercisable on each of the next two anniversary dates. The options expire ten years from date of grant.

E. STOCKHOLDERS' EQUITY (continued)

In February 2000, the Board of Directors of the Company approved the 2000 Employee Stock Option Plan (the "2000 Option Plan"). This plan was authorized primarily to enable the Company to grant options in 2000 as part of its annual stock option program. No stockholder approval was sought for the 2000 Option Plan.

The 1994 and 1991 Stock Option Plans provided for similar grants to officers and employees. The employee options granted generally become exercisable at a rate of 20% per year and expire ten years from the date of grant.

On April 4, 2001, the Board of Directors of the Company voted to terminate the 1991, 1994 and 2000 Option Plans. Under the terms of the 2000 Plan, if any stock option grant under any of the aforementioned terminated plans of the Company expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part or results in any common stock not being issued, unused common stock covered by such stock option grant shall again be available for the grant of a stock option under the 2000 Plan.

Certain options, as originally granted, became exercisable only to the extent the Company achieved specific financial goals. During 1995 these options were amended to provide for vesting on the earlier of the six-year anniversary of the date of grant or the original vesting schedule upon the achievement of the aforementioned financial goals. In 1998 the Company achieved the specific financial goals as outlined in the 1994 Plan and as such fully recognized the related compensation expense. Accumulated deferred compensation was $5,000 and $305,000 at December 31, 2001 and 2000, respectively.

In July 1998, the Company's Board of Directors adopted a Shareholder Rights Plan in which common stock purchase rights were distributed as a dividend at the rate of one right for each share of the Company's common Stock outstanding as of the close of business on August 3, 1998. This plan was adopted as a means of deterring possible coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. Unless the rights are redeemed or exchanged earlier, they will expire on July 24, 2008. No rights were exercised through December 31, 2001.

At December 31, 2001 shares available for future grants under all option plans were 300,214.

E. STOCKHOLDERS' EQUITY (continued)

Net income and net income per share as reported in these financial statements and on a pro forma basis for the years ended December 31, 2001, 2000 and 1999, as if the fair value based method described in SFAS No. 123 had been adopted are as follows (in thousands, except per share data):

		2001	2000	1999
Net income	As Reported	$6,320	$3,185	$2,506
	Pro Forma	$5,534	$2,603	$1,887
Basic net income per share	As Reported	$1.03	$0.53	$0.43
	Pro Forma	$0.90	$0.43	$0.32
Diluted net income per share	As Reported	$0.98	$0.51	$0.40
	Pro Forma	$0.88	$0.42	$0.31

The effect of applying SFAS No. 123 for the purpose of providing pro forma disclosure may not be indicative of the effects on reported net income and net income per share for future years. The pro forma disclosures include the effects of all awards granted after January 1, 1997 and additional awards in future years are anticipated.

For the purpose of providing pro forma disclosures, the fair values of stock options granted were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: a risk-free interest rate of 5.1%, 6.4% and 6.0%; an expected life of 7 years in all years; expected volatility of 36% in 2001 and 2000 and 33% in 1999 and no expected dividends.

E. STOCKHOLDERS' EQUITY (continued)

The following table summarizes all stock option plan activity for the years ended December 31:

	2001		2000		1999	
	Shares	Wgtd. Avg. Exer. Price	Shares	Wgtd. Avg. Exer. Price	Shares	Wgtd. Avg. Exer. Price
Outstanding at beginning of year	990,715	$12.63	909,523	$12.66	924,550	$10.71
Granted	204,370	13.87	209,500	11.52	134,000	18.00
Exercised	(264,308)	7.57	(58,797)	4.33	(138,243)	4.60
Cancelled or lapsed	(73,856)	15.80	(69,511)	16.66	(10,784)	15.51
Outstanding at end of year	856,921	$14.01	990,715	$12.63	909,523	$12.66
Options exercisable at year end	471,383	$13.80	615,926	$11.39	554,866	$9.86
Weighted average fair value of options granted at fair market value during the year		$6.49		$5.54		$7.90

E. STOCKHOLDERS' EQUITY (continued)

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$3.00-$5.00	79,338	1.9	$4.46	79,338	$4.46
5.50-10.00	137,919	6.1	7.99	81,585	7.16
11.19-14.81	336,134	8.1	13.48	104,233	13.25
15.75-19.88	188,850	6.4	17.54	115,107	17.53
20.28-24.00	114,680	6.3	23.63	91,120	23.82
$3.00-$24.00	856,921	6.6	$14.01	471,383	$13.80

In July 2000, the stockholders of the Company approved the 2000 Employee Stock Purchase Plan ("ESPP") whereby eligible employees may invest up to 10% of their base salary in shares of the Company's common stock. The purchase price of the shares is 85% of the fair market value of the stock on either the commencement date or the date of purchase whichever is lower. Under the Plan, 200,000 shares of common stock were available for purchase over ten offering periods through May 2005, of which approximately 160,634 shares remain available as of December 31, 2001. Shares purchased under this plan totaled 28,599 and 10,767 in 2001 and 2000, respectively. The weighted-average grant-date fair value of shares purchased under the 2000 ESPP was $17.12 in 2001 and $15.47 in 2000.

In May 1995 the stockholders approved the 1995 ESPP similar to the 2000 ESPP noted above. The purchase price of the shares under this plan was 90% of the fair market value of the stock on either the commencement date or the date of purchase whichever was lower. Under the plan, 200,000 shares of common stock were available for purchase over ten offering periods through April 2000. Shares purchased under this plan totaled 8,333 in 2000. The weighted-average grant- date fair value of these shares purchased under the 1995 ESPP was $12.97 in 2000. No shares were purchased in 1999. Approximately 141,483 shares remained under the 1995 ESPP when the plan terminated in April 2000.

For the purpose of providing pro forma disclosures, the fair values of shares purchased were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for purchases in 2001 and 2000, respectively: a risk free interest rate of 2.95% and 5.9%; an expected life of 6 months in each year; expected volatility of 38% and 39%; and no expected dividends.

Common Stock

In April 2000, the Company loaned $250,000 to its Chief Executive Officer, pursuant to a collateralized promissory note. The note, which bears interest at a rate of 6.94%, payable annually in arrears, is due April 5, 2005 and is collateralized by 25,641 shares of common stock of the Company.

E. STOCKHOLDERS' EQUITY (continued)

In August 1999, the Company loaned $300,000 to its Chief Executive Officer ("CEO"), pursuant to a collateralized promissory note, for the exercise of a stock option which was to expire. The note, which bears interest at a rate of 6.77% per annum, payable annually in arrears, is due August 23, 2004 and is collateralized by 16,552 shares of common stock of the Company. The CEO has the right to put 70,459 shares (representing the net number of shares issued to the CEO with the proceeds of the loan, after withholding for taxes) back to the Company at a price equal to $16.3125 commencing April 30, 2001 for a period of eighteen months expiring October 30, 2002.

In order to eliminate potential compensation expense exposure to the Company as a result of this put right, the CEO sold all shares covered by this agreement in the open market as of March 2002.

F. INCOME TAXES

The components of income before income taxes consists of the following:

	For the years ended December 31,		
(Dollars in thousands)	2001	2000	1999
Domestic	$9,001	$4,198	$3,323
Foreign	1,222	1,106	853
	$10,223	$5,304	$4,176

The provision (benefit) for income taxes was computed as follows:

	For the years ended December 31,		
(Dollars in thousands)	2001	2000	1999
Federal income taxes:			
Current	$1,486	$1,242	($110)
Deferred	1,547	92	1,316
	3,033	1,334	1,206
State income taxes:			
Current	486	347	22
Deferred	(94)	15	178
	392	362	200
Foreign income taxes	478	423	264
Provision for income taxes	$ 3,903	$ 2,119	$ 1,670

F. INCOME TAXES (continued)

Total deferred tax assets (liabilities) are as follows at December 31:

(Dollars in thousands)	2001	2000
Total deferred tax assets	$1,436	$1,986
Total deferred tax liabilities	(5,799)	(4,897)
Net deferred tax liability	($4,363)	($2,911)

Deferred tax assets (liabilities) are comprised of the following significant items at December 31:

	2001	2000
Current deferred tax assets:		
Inventory and warranty reserves	$569	$667
Restructuring reserve	200	584
Deferred compensation	2	121
Deferred revenue	241	188
Accounts receivable reserves	136	213
Accrued vacation and other reserves	288	213
Net current deferred tax asset	1,436	1,986
Noncurrent deferred tax assets (liabilities):		
Sales type leases	(3,810)	(4,144)
Restructuring reserve	244	490
Depreciation	(4,049)	(2,552)
Amortization	1,816	1,309
Net noncurrent deferred tax liability	(5,799)	(4,897)
Net deferred tax liability	($4,363)	($2,911)

The differences between the statutory U.S. federal income tax rate and the Company's effective tax rate are as follows:

	For the years ended December 31,		
(Dollars in thousands)	2001	2000	1999
Provision at statutory rate	$ 3,476	$ 1,803	$ 1,420
State income tax, net of federal tax effect	339	239	188
Tax exempt income	-	-	(2)
Goodwill	62	75	51
Foreign rate differences	109	99	40
Other, net	(83)	(97)	(27)
Provision for income taxes	$ 3,903	$ 2,119	$ 1,670

G. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution savings plan covering substantially all of its employees. The Company's contributions, which are included in selling, general and administrative expenses, were $515,000, $471,000 and $434,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

H. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes amounted to $1,429,000, $2,678,000 and $2,134,000 during 2001, 2000 and 1999, respectively. Interest paid was $442,000, $334,000 and $129,000 during 2001, 2000 and 1999, respectively.

I. GOODWILL AND INTANGIBLES

During 2001, the Company recorded approximately $1.2 million of intangible assets related to provider agreements whereby the Company agrees to pay the customer a fee for the use of its referral sources and agrees to provide monitoring and/or business support services to the customer under a LMS or BMS program in accordance with the terms of the agreement. The Company amortizes the acquisition costs over the life of the agreements, which is typically five years.

Under a provider agreement to convert to a LMS program, the customer agrees to use the Lifeline call center as its provider of monitoring services during the term of the Agreement. The Company agrees to provide personal response monitoring services to the customer's subscribers through the Lifeline call center, and the customer agrees to continue to manage referrals, inquiries, service order intake, service installation, and ongoing customer service. The customer continues to purchase home communicators from the Company. The Company charges the customer a monthly fee per subscriber for the monitoring services provided. The sale of home communicators to the customer is not tied to the monitoring agreement as the customer makes the determination when to purchase home communicators. The customer typically purchases home communicators to place in its own inventory and then disperses the home communicators as it acquires subscribers who need the service. The customer is under no contract that would require it to purchase home communicators. The customer bills its subscribers for the home communicators it has placed in the subscriber's home and for the monitoring services provided by the Company.

Under an agreement with the Company to convert to a BMS program, the customer agrees to use Lifeline as its provider of monitoring services and business support services during the term of this agreement. The Company agrees to handle day-to-day administrative tasks for the Lifeline service including managing referrals, inquiries, service order intake, service installation, ongoing customer service and billing to support the needs of the customer. The Company directly provides its customer's subscribers with the Lifeline service, which includes monitoring and the use of Company-owned home communicators for a single fee, and the Company bills the subscriber on a monthly basis for this service.

I. GOODWILL AND INTANGIBLES (continued)

In April 2001, the Company acquired certain assets formerly owned by SOS Industries, Inc. a personal response service provider based in New Smyrna Beach, Florida with subscribers located in 37 states. The purchase price was $3.8 million. The acquisition was accounted for as a purchase transaction, and the resulting goodwill was amortized over an estimated life of 10 years through December 31, 2001. The results of the acquired business are included in the Company's consolidated financial statements from the date of acquisition and did not have a material impact on 2001 operating results.

In September 2000, Lifeline Systems, Canada, a wholly owned subsidiary of the Company, completed the acquisition of the Argus Emergency Medical Division of Microtec Enterprises Inc. of Quebec, Canada. Argus provided personal response services similar to the services provided by the Company. The purchase price was approximately $1.5 million of which $1.1 million was paid at the closing with the remainder to be paid during 2001 and 2002. This acquisition was accounted for as a purchase transaction, and the resulting goodwill was amortized over an estimated life of 10 years through December 31, 2001.

The proforma effects of the aforementioned acquisitions did not have a material impact on results of operations in the respective years of acquisition.

In accordance with the adoption of SFAS 142 discussed in Footnote A above, the Company will discontinue the amortization of goodwill resulting from the aforementioned acquisitions effective January 1, 2002. The Company will, however continue to amortize the intangible assets related to the aforementioned provider agreements.

Goodwill and intangible amortization expense was $2,764,000, $2,171,000, and $954,000, for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated goodwill and intangible amortization amounted to $5,965,000 and $3,225,000 as of December 31, 2001 and 2000, respectively.

J. RESTRUCTURING AND NON RECURRING CHARGES

In September 2000, the Company recorded a pre-tax non-recurring charge of approximately $2.7 million for costs it expected to incur to address erroneous low-battery signals in some of its personal help buttons. Included in the non-recurring charge are anticipated material and mailing costs for exchanging buttons, providing hospital programs with higher inventory levels for the planned swap, and the cost of installer visits to subscriber homes to replace the buttons.

At December 31, 2001, accrued restructuring and other non-recurring charges of nearly $1,123,000 represented the remaining unutilized costs associated with the anticipated cost of addressing erroneous low-battery signals in personal help buttons.

J. RESTRUCTURING AND NON RECURRING CHARGES (continued)

The following is a summary of activity for 2001:

	December 31, 2000	Amounts Utilized	December 31, 2001
Reduction of workforce and other cash flows	$85	($85)	$-
Erroneous low battery signals	2,493	(1,370)	1,123
Total	$2,578	($1,455)	$1,123

K. LONG TERM DEBT

In June 1999, the Company entered into an amended $10.0 million line of credit which was originally obtained in April 1998. The agreement contains several covenants, including the Company maintaining certain levels of financial performance and capital structure. These financial covenants include a requirement for a current ratio of at least 1.5 to 1.0 and a leverage ratio of no more than 1.0 to 1.0. In addition, there are certain negative covenants that include limitations on the Company's capital and other expenditures, restrictions on the Company's capacity to obtain additional debt financing, restrictions on the disposition of the Company's assets, and restrictions on its investment portfolio. The line of credit matures on June 30, 2002, and as of December 31, 2001 the Company had $4.4 million outstanding under this line. The Company is currently in the process of renegotiating a new line of credit.

The agreement has two components, the first being a working capital line of credit. Borrowings under this portion of the line of credit are based on the London Interbank Offered Rate (LIBOR) interest rate plus 0.75 per annum. The other component of this agreement is the ability to convert up to $5 million dollars into a five year fixed loan at the Bank's prime interest rate at the date of conversion. The balance at December 31, 2001 of $4.4 million consisted entirely of borrowings converted to fixed term loans. As of December 31, 2001 the weighted average interest rate of the Company's outstanding line of credit was approximately 5.5 per annum. Principal payments are to be made in monthly installments.

K. LONG TERM DEBT (continued)

Future term loan payments at December 31, 2001 are as follows:

(Dollars in thousands)

2002	$ 1,271
2003	1,256
2004	1,146
2005	741
2006	534
Total	4,948
Less amount representing interest	500
Total principal payments	4,448
Less current portion	1,105
Total long-term principal payments	$3,343

L. SEGMENT INFORMATION

The Company is active in one business segment: designing, marketing, monitoring and supporting its personal response units. The Company maintains sales and marketing operations in both the United States and Canada.

Geographic Segment Data

Net revenues to external customers are based on the location of the customer. Geographic information as of December 31, 2001, 2000 and 1999 and for the years then ended is presented as follows:

	2001	2000	1999
Net Sales:			
United States	$89,296	$75,199	$65,579
Canada	7,264	6,290	5,213
	$96,560	$81,489	$70,792
Net Income:			
United States	$5,576	$2,502	$2,305
Canada	744	683	201
	$6,320	$3,185	$2,506
Total Assets:			
United States	$69,495	$58,725	$53,970
Canada	7,507	5,803	3,415
	$77,002	$64,528	$57,385

M. CONTINGENT LIABILITIES AND COMMITTMENTS

The Company is currently being audited by Revenue Canada asserting deficiencies in goods and services tax and sales tax for the Company's 1993 to 1999 tax years. On March 26, 2002, the Company received a proposed tax assessment, (which includes penalties and interest), of CAN$1,050,000 (approximately US$700,000 based on current exchange rates). The Company believes that it should be able to further reduce the amount of the proposed tax deficiency following further discussion with Revenue Canada. However, there is no assurance that it will be able to do so. The Company does not believe that the payment of any such deficiency will have a material adverse impact on the Company's financial position or results of operations or cash flows.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

The information under the heading "Election of Directors" in the Company's definitive proxy material for its 2001 annual meeting of stockholders is incorporated herein by reference. Information concerning officers of the Company appears in Part I of this Annual Report on Form 10-K.

ITEM 11. Executive Compensation

The information under the heading "Executive Compensation," excluding the "Compensation Committee Report on Executive Compensation" and the Stock Price Performance Graph in the Company's definitive proxy material for its 2001 annual meeting of stockholders, is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

(a) Security ownership of certain beneficial owners: The information under the heading "Beneficial Ownership of Common Stock" in the Company's definitive proxy material for its 2001 annual meeting of stockholders is incorporated herein by reference.

(b) Security ownership of management: The information under the heading "Beneficial Ownership of Common Stock" in the Company's definitive proxy material for its 2001 annual meeting of stockholders is incorporated herein by reference.

(c) Changes in control: None known.

ITEM 13. Certain Relationships and Related Transactions

The information under the heading "Certain Relationships and Related Transactions," in the Company's definitive proxy material for its 2001 annual meeting of stockholders is incorporated herein by reference.

PART IV

ITEM 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1) Financial Statements

The following consolidated financial statements of Lifeline Systems, Inc. and the report of independent accountants relating thereto, are set forth in Item 8 of this Annual Report on Form 10-K on the pages indicated.

(a)(2) Financial Statement Schedule

The following financial statement schedule of Lifeline Systems, Inc. is filed herewith and included in ITEM 14 (a)(2) on the pages indicated below.

All other schedules are omitted because they are not applicable, not required, or because the required information is included in the financial statements or notes thereto.

(b) Reports on Form 8-K

The Company filed no reports on Form 8-K with the Securities and Exchange Commission during the quarter ended December 31, 2001.

(c) Exhibits

The Exhibits which are filed with this Report or which are incorporated herein by reference are set forth in the Exhibit Index, which appears on pages 49 through 52 hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFELINE SYSTEMS, INC.

March 26, 2002	By:	/s/ Ronald Feinstein
Date		Ronald Feinstein Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ L. Dennis Shapiro L. Dennis Shapiro	Chairman of the Board	March 26, 2002
/s/ Ronald Feinstein Ronald Feinstein	Chief Executive Officer, President and Director (Principal Executive Officer)	March 26, 2002
/s/ Dennis M. Hurley Dennis M. Hurley	Senior Vice President of Finance (Principal Financial and Accounting Officer)	March 26, 2002
/s/ Everett N. Baldwin Everett N. Baldwin	Director	March 26, 2002
/s/ Joseph E. Kasputys Joseph E. Kasputys	Director	March 26, 2002
/s/ Carolyn C. Roberts Carolyn C. Roberts	Director	March 26, 2002
/s/ Gordon C. Vineyard Gordon C. Vineyard	Director	March 26, 2002

EXHIBIT INDEX

The following designated exhibits are, as indicated below, either filed herewith or have heretofore been filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities and Exchange Act of 1934 and are referred to and incorporated herein by reference to such filings.

Exhibit No.	Exhibit	SEC Document Reference
Exhibit 3.	Articles of Incorporation and By-Laws	
3.1	Articles of Organization of Lifeline Systems, Inc., as amended.	2-84060 Exhibit 3.1
3.2	Articles of Amendment of Lifeline Systems, Inc.	1987 10K Exhibit 3.4
3.3	Restated By-Laws of Lifeline Systems, Inc.	1990 10K Exhibit 3.4
Exhibit 4.	Instruments Defining the Rights of Security Holders	
4.1	Specimen Stock Certificate.	2-84060 Exhibit 4.1
4.2	Shareholder Rights Plan dated July 24, 1998	8-K dated August 5, 1998
4.3	Amendment Number 1 to Shareholder Rights Plan dated October 18, 1998	10Q for the quarter ended September 30, 1998 Exhibit 4.3
Exhibit 10.	Material Contracts	
10.01	Medical Expense Reimbursement Plan.	2-84060 Exhibit 10.21
10.02	Registrant's 1991 Stock Option Plan.	1990 10K Exhibit 10.37
10.03	Form of Non-statutory Stock Option Agreement for Registrant's 1991 Stock Option Plan.	1992 10K Exhibit 10.32
10.04	Form of Special Non-statutory Stock Option Agreement for Registrant's 1991 Stock Option Plan.	1992 10K Exhibit 10.33
10.05	Amended Employment and Noncompetition Agreement between Ronald Feinstein and the Registrant, dated August 27, 1992.	1992 10K Exhibit 10.36
10.06	Second Amendment to Lease Agreement dated August 31, 1989 and Consent to Assignment of Lease between the Registrant and Tierrasanta 234 dated September 9, 1993.	1993 10K Exhibit 10.44

Exhibit No.	Exhibit	SEC Document Reference
10.07	Letter Agreement between Ronald Feinstein and the Registrant dated March 4, 1994.	1993 10K Exhibit 10.45
10.08	Nonstatutory Stock Option Agreement between Ronald Feinstein and the Registrant dated February 11, 1994.	1993 10K Exhibit 10.46
10.09	Registrant's 1994 Stock Option Plan.	1994 10K Exhibit 10.48
10.10	Form of Non-statutory Stock Option Agreement for Registrant's 1994 Stock Option Plan.	1994 10K Exhibit 10.49
10.11	Form of Special Non-statutory Stock Option Agreement for Registrant's 1994 Stock Option Plan.	1994 10K Exhibit 10.50
10.12	Master Lease Agreement between Registrant and U.S. Leasing Corporation	1994 10K Exhibit 10.52
10.13	Security and Pledge Agreement between Thomas E. Loper and the Registrant, dated September 11, 1995.	1995 10K Exhibit 10.31
10.14	Form of the Non-statutory Stock Option Agreement to Registrant's 1991 Stock Option Plan	1995 10K Exhibit 10.33
10.15	Form of the Non-statutory Stock Option Agreement to Registrant's 1994 Stock Option Plan	1995 10K Exhibit 10.34
10.16	Amended Employment Agreement between Ronald Feinstein and the Registrant, dated June 14, 1996	10Q for the quarter ended June 30, 1996, Exhibit 10.60
10.17	Stock purchase agreement between Lifeline Systems (Canada), Inc. and Len Wechsler dated July 3, 1996	10Q for the quarter ended September 30, 1996, Exhibit 10.61
10.18	Stock purchase agreement between Lifeline Systems (Canada), Inc., and CareTel, Inc. and the stockholders of CareTel, Inc., dated July 3, 1996	10Q for the quarter ended September 30, 1996, Exhibit 10.62
10.19	Amendment to Registrant's 1991 Stock Option Plan	1996 10K Exhibit 10.41
10.20	Amendment to Registrant's 1994 Stock Option Plan	1996 10K Exhibit 10.42

Exhibit No.	Exhibit	SEC Document Reference
10.21	Bishop/Clark Associates Limited Partnership dated November 11, 1997	1997 10K Exhibit 10.44
10.22	Offer to Lease between CareTel, Inc. and Graduate Holdings Limited and Samuel Sarick Limited dated September 1, 1994	1997 10K Exhibit 10.46
10.23	Form of Change in Control Agreement for for the following Named Executives: Mr. Richard Reich, Mr. Thomas Loper, Mr. Dennis Hurley, Mr. John Gugliotta	1997 10K Exhibit 10.49
10.24	Revolving Line of Credit between State Street Bank and Trust Company and the Registrant, dated April 22, 1998	10Q for the quarter ended June 30, 1998 Exhibit 10.51
10.25	First amendment to lease agreement between Registrant and Bishop/Clark Associates Limited Partnership dated June 30, 1998	10Q for the quarter ended June 30, 1998 Exhibit 10.52
10.26	Lease agreement between the Registrant and Triangle Realty Trust dated August, 1998	10Q for the quarter ended September 30, 1998 Exhibit 10.53
10.27	Master Lease Agreement between the Registrant and Andover Capital Group dated March 11, 1999	10Q for the quarter ended March 31, 1999 Exhibit 10.60
10.28	Loan Document Modification Agreement between State Street Bank and Trust Company and the Registrant dated June 30, 1999	10Q for the quarter ended September 30, 1999 Exhibit 10.61
10.29	Amended and Restated Note between State Street Bank and Trust Company and the Registrant dated June 30, 1999	10Q for the quarter ended September 30, 1999Exhibit 10.62
10.30	The supply agreement between the Ademco Group a division of Honeywell International, Inc., formerly the Pittway Corporation and the Registrant dated December 29, 1999	1999 10-K Exhibit 10.65
10.31	Second amendment to lease agreement between Registrant and Bishop/Clark Associates Limited Partnership dated November 18, 1999	1999 10-K Exhibit 10.67
10.32	Secured Promissory Note between Ronald Feinstein and the Registrant, dated April 5, 2000	10-Q for the quarter ended March 31, 2000 Exhibit 10.69

Exhibit No.	Exhibit	SEC Document Reference
10.33	Security and Pledge Agreement between Ronald Feinstein and the Registrant, dated April 5, 2000	10-Q for the quarter ended March 31, 2000 Exhibit 10.70
10.34	Amended Employment Agreement Agreement between Len Wechsler and Lifeline Systems, Canada, dated July 2000	10-Q for the quarter ended June 30, 2000 Exhibit 10.71
10.35	Registrant's 2000 Stock Incentive Plan	10-Q for the quarter ended June 30, 2000 Exhibit 10.72
10.36	Registrant's 2000 Employee Stock Option Plan	10-Q for the quarter ended June 30, 2000 Exhibit 10.73
10.37	Tax Increment Financing Agreement between Registrant and Town of Framingham dated October 25, 2000	2000 10-K Exhibit 10.74

Exhibit 21. Subsidiaries.

Filed herewith:

21.1 Subsidiaries of Lifeline Systems, Inc.

Exhibit 23. Consents of Experts and Counsel.

Filed herewith:

23.1 Consent of PricewaterhouseCoopers LLP

LIFELINE SYSTEMS, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2001, 2000, and 1999
(Dollars in thousands)

Description	Balance at Beginning of Year	Additions Charged to Costs & Expenses	Deductions [1]	Balance at End of Year
2001				
Allowance for doubtful receivables:				
Trade accounts receivable	$449	$221	$228	$442
Lease receivables	207	159	10	356
Total	$656	$380	$238	$798
2000				
Allowance for doubtful receivables:				
Trade accounts receivable	$706	$16	$273	$449
Lease receivables	147	60	-	207
Total	$853	$76	$273	$656
1999				
Allowance for doubtful receivables:				
Trade accounts receivable	$239	$528	$61	$706
Lease receivables	190	-	43	147
Total	$429	$528	$104	$853

[1] Uncollectible accounts and adjustments.

EXHIBIT 21.1

SUBSIDIARIES OF LIFELINE SYSTEMS, INC.

Lifeline Systems Securities Corporation
111 Lawrence Street
Framingham, Massachusetts 01702-8156

Incorporated in the Commonwealth of Massachusetts

Lifeline Systems Canada, Inc.
95 Barber Greene Road
North York, Ontario, Canada M3C 3E9

Incorporated in the Province of Ontario, Canada

Lifeline Systems Export, Inc.
The Financial Services Centre
Bishops Court Hill
St. Michael, Barbados

Incorporated in the Country of Barbados

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-58632 and 333-42546) of Lifeline Systems, Inc. of our report dated February 11, 2002, except as to the 19th paragraph of Note E and Note M for which the date is March 27, 2002, relating to the financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 29, 2002

DIRECTORS

L. Dennis Shapiro
Chairman of the Board
Lifeline Systems, Inc.

Ronald Feinstein
President and
Chief Executive Officer
Lifeline Systems, Inc.

Everett N. Baldwin
Retired President and
Chief Executive Officer
Welch Foods, Inc.

Joseph E. Kasputys, PhD
Chairman and CEO
Global Insight, Inc.

Carolyn C. Roberts
Chief Executive Officer, Emerita
Copley Health Systems, Inc.

Gordon C. Vineyard, MD
Associate Clinical Professor of Surgery
Harvard Medical School

OFFICERS

L. Dennis Shapiro
Chairman of the Board

Ronald Feinstein
President and Chief Executive Officer

Ellen R. Berezin
Vice President, Human Resources

Dennis M. Hurley
Senior Vice President, Finance,
Chief Financial Officer and Treasurer

Richard M. Reich
Senior Vice President,
Chief Information Officer

Donald G. Strange
Senior Vice President, Sales

Barbara A. Trimble
Vice President, Customer Care

Leonard E. Wechsler
President, Lifeline Systems Canada
and Vice President

Jeffrey A. Stein
Clerk

OFFICES

Corporate Headquarters
Lifeline Systems, Inc.
111 Lawrence Street
Framingham, MA 01702-8156
508-988-1000
www.lifelinesys.com

Lifeline Systems Canada, Inc.
95 Barber Greene Road, Suite 105
Toronto, ON M3C 3E9
1-800-387-8120
www.lifelinecanada.com

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
One International Place
Boston, MA 02110

CORPORATE COUNSEL

Hale and Dorr LLP
60 State Street
Boston, MA 02109

STOCK SYMBOL

NASDAQ: LIFE

TRADEMARKS

Lifeline and AutoLearn are registered trademarks of Lifeline Systems, Inc.

Lifeline Central, CarePartner, CareSystem, CommuniCator Plus; InstantFax, PROMline, Slimline, Classic Pendant, TelAssure and VoiceAssist are trademarks of Lifeline Systems, Inc.

Lifeline®

Lifeline Systems, Inc.
111 Lawrence Street
Framingham, MA 01702-8156
Telephone: 508-988-1000
Fax: 508-988-1386
www.lifelinesys.com

Lifeline Systems Canada, Inc.
95 Barber Greene Road, Suite 105
Toronto, ON M3C 3E9
Canada
Telephone: 1-800-387-8120
Fax: 416-445-5402
www.lifelinecanada.com

Other Locations

Buffalo, NY
Denver, CO
Houston, TX
Raynham, MA
Montreal, QC